Exhibit 99.1
FREESEAS TO ACQUIRE HANDYSIZE VESSEL;
INCREASE FLEET TO NINE VESSELS
Handysize Free Maverick Expected to Join Fleet in the Third Quarter of 2008
August 12, 2008 Piraeus, Greece — FreeSeas Inc. (NASDAQ: FREE, FREEW, FREEZ) (“FreeSeas” or “the Company”), a provider of seaborne transportation for drybulk cargoes, announced today that it has agreed to purchase one second-hand drybulk carrier from an unaffiliated third party for approximately US$39.6 million.
The vessel is a 1998-built, 23,994 dwt Handysize vessel built in Japan, and is scheduled for delivery to FreeSeas in late August or early September of 2008. The Free Maverick is currently employed on a time-charter through April/July 2009 at $32,000 per day, and will continue that employment once joining the FreeSeas fleet. The Company intends to finance the acquisition using cash on hand and financing from Hollandsche Bank-Unie NV.
“Even in the current volatile market environment, FreeSeas has been able to secure quality tonnage at a competitive price to enhance the profile of the fleet,” said Mr. Ion Varouxakis, Chief Executive Officer of FreeSeas. “The addition of the Free Maverick is compelling for two extremely important reasons. First, she comes to FreeSeas with a charter through next year at a very competitive rate. Furthermore, she will be delivered within the next two to three weeks, and will be contributing revenue almost immediately.”
Mr. Varouxakis concluded, “We are constantly seeking ways to expand our fleet and to increase our net income and free cash flow. The Free Maverick will bring our total number of vessels to nine, and we expect that there will be additional opportunities to grow even further before the end of the year. With 93% of our fleet fixed for 2008 and 49% already fixed for 2009, we remain confident that we can navigate the current market and further increase our earnings capacity.”
The following tables detail FreeSeas’ fleet including the vessel announced today:
Current fleet:

Vessel Name	Dwt	Vessel Type	Built	Employment
Free Destiny	25,240	Handysize	1982	60 to 90 day time-charter at $28,500 p/d
Free Envoy	26,318	Handysize	1984	One-year time-charter at $32,000 p/d through June/August 2009
Free Goddess	22,501	Handysize	1995	Two-year time-charter through November 2009 at $19,250 p/d
Free Hero	24,318	Handysize	1995	Time-charter through February 2009 at $14,500 p/d
Free Impala	24,111	Handysize	1997	One-year time-charter through April 2009 at $31,500 p/d
Free Jupiter	47,777	Handymax	2002	Three-year time-charter through February 2011 at $32,000/28,000/24,000 p/d
Free Knight	24,111	Handysize	1998	One-year time-charter through March 2009 at $31,500 p/d
Free Lady	50,246	Handymax	2003	Two-year time-charter through June/ September 2010 at $51,150 p/d

Vessel to be delivered:

Vessel Name	Dwt	Vessel Type	Built	Expected Delivery	Employment
Free Maverick	23,994	Handysize	1998	August/September 2008	Time-charter through April/July 2009 at $32,000 p/d

About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of six Handysize vessels and two Handymax vessels, with one Handysize vessel to be delivered. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc., please go to our corporate website, www.freeseas.gr.
For further information please contact:

Company Contact:
Ion Varouxakis
Chief Executive Officer
011-30-210-45-28-770
Fax: 011-30-210-429-10-10
E-Mail: info@freeseas.gr
89 Akti Miaouli Street
185 38 Piraeus, Greece
www.freeseas.gr
Investor Relations/Financial Media:
Cubitt Jacobs & Prosek Communications
Thomas J. Rozycki, Jr.
Sr. Vice President
+1.212.279.3115 x208
Fax: +1.212.279-3117
trozycki@cjpcom.com
350 Fifth Avenue — Suite 3901
New York, NY 10118, USA
www.cjpcom.com